UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

JIVE SOFTWARE, INC.

(Name of Subject Company)

JAZZ MERGERSUB, INC.

(Offeror)

A WHOLLY OWNED DIRECT SUBSIDIARY OF

WAVE SYSTEMS CORP.

(Parent of Offeror)

A WHOLLY OWNED DIRECT SUBSIDIARY OF

ESW CAPITAL, LLC

(Parent of Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

47760A108

(CUSIP Number of Class of Securities)

Andrew S. Price

Chief Financial Officer

Wave Systems Corp.

401 Congress Ave

Suite 2650

Austin, TX 78701

(512) 201-8287

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

With copies to:

Laura Medina, Esq.

Matt Hallinan, Esq.

Cooley LLP

380 Interlocken Crescent, Suite 900

Broomfield, CO 80021-8023

(720) 566-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee*
Not Applicable	Not Applicable

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This filing relates solely to preliminary communications made before the commencement of a planned tender offer (the “Offer”) by Jazz MergerSub, Inc. (“Acquisition Sub”), a wholly owned subsidiary of Wave Systems Corp. (“Parent”), a wholly owned subsidiary of ESW Capital, LLC (“Guarantor”), for all of the outstanding common stock of Jive Software, Inc. (the “Company”), at a price of $5.25 per share, net to the seller in cash, without interest, less any applicable withholding taxes, to be commenced pursuant to the Agreement and Plan of Merger, dated as of April 30, 2017, by and among Parent, Acquisition Sub and the Company. Parent, Acquisition Sub and Guarantor are filing this filing.

IMPORTANT INFORMATION

This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Jive, nor is it a substitute for the tender offer materials that Parent and Acquisition Sub will file with the SEC upon commencement of the tender offer. At the time that the tender offer is commenced, Parent and Acquisition Sub will file tender offer materials on Schedule TO with the SEC, and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY JIVE’S STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The tender offer statement and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available at no charge on the SEC’s website (www.sec.gov) upon filing with the SEC. THE COMPANY’S STOCKHOLDERS ARE ADVISED TO READ THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE TRANSACTION.

FORWARD-LOOKING STATEMENTS

This document contains certain statements that constitute forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the proposed benefits of the transaction, the satisfaction of conditions to the completion of the proposed transaction and the expected completion of the proposed transaction, as well as other statements that are not historical fact. These forward-looking statements are based on currently available information, as well as the views and assumptions of the Parent, Acquisition Sub or Guarantor regarding future events as of the time such statements are being made. Such forward looking statements are subject to inherent risks and uncertainties. Accordingly, actual results may differ materially and adversely from those expressed or implied in such forward-looking statements. Such risks and uncertainties include, but are not limited to, the potential failure to satisfy conditions to the completion of the proposed transaction due to the failure to receive a sufficient number of tendered shares in the tender offer, as well as those described in cautionary statements contained elsewhere herein and in the Company’s periodic reports filed with the SEC including the statements set forth under “Risk Factors” set forth in the Company’s most recent annual report on Form 10-K, the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) to be filed by Parent, Acquisition Sub and Guarantor, and the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by the Company. As a result of these and other risks, the proposed transaction may not be completed on the timeframe expected or at all. These forward-looking statements reflect the expectations of Parent, Guarantor and Acquisition Sub as of the date of this filing. While such persons may elect to update any such forward-looking statements at some point in the future, the parties specifically disclaim any obligation to do so, even if our expectations change, except as required by law.

EXHIBIT INDEX

99.1	Press Release of Jive Software, Inc., dated May 1, 2017